AB 4/16

[redacted]

09040844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Datran Center, 9100 S Dadeland Blvd, Ste 903
(No. and Street)

Miami (City) FL (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Matz & Co., LLC
(Name – if individual, state last, first, middle name)

1600 S Federal Hwy, Ste 900 Pompano Bch, FL 33062
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section

APR 15 2009

Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Zipper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dakota Securities International, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIA PILAR SALGADO
MY COMMISSION # DD703369
EXPIRES August 27, 2011
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAKOTA SECURITIES INTERNATIONAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DAKOTA SECURITIES INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

TABLE OF CONTENTS

Sweeney, Matz & Co., LLC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors
Dakota Securities International, Inc.

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc., as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Securities International, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a deficiency in the net capital requirements, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Matz & Co., LLC

February 18, 2009

1600 South Federal Highway, Suite 900
Pompano Beach, Florida 33062
954-782-5507 Fax 954-782-5515

DAKOTA SECURITIES INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	11,661
Commissions due from clearing organization		5,402
Due from stockholder		53,013
Prepaid expenses		10,059
Property and equipment, net		29,681
Other assets		3,497
	$	113,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	6,924
Commissions payable		420
Accrued expenses		7,419
Total liabilities		14,763
Stockholders' equity:		
Common stock, par value $.01 per share, authorized and issued 10,000 shares		100
Additional paid-in capital		97,216
Accumulated deficit		1,234
Total stockholders' equity		98,550
	$	113,313

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 219,122
Interest and dividends	533
Other income	43,114
Total revenues	262,769
Expenses:	
Employee compensation and benefits	27,638
Clearing and execution costs	52,737
Communications and data processing	10,495
Occupancy	28,416
Other expenses	128,657
Total expenses	247,943
Net income	$ 14,826

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTERNATIONAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock				Additional paid-in capital		Accumulated deficit		Total stockholders' equity
	Shares		Amount						
Balance, January 1, 2008	10,000	$	100	$	97,215	$	(13,592)	$	83,723
Net Income							14,826		14,826
Balance, December 31, 2008	10,000	$	100	$	97,215	$	1,234	$	98,549

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 14,826
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation	11,056
Change in assets and liabilities:	
(Increase) decrease:	
Commissions due from clearing organization	1,661
Prepaid expenses	4,037
Increase (decrease):	
Accounts payable	418
Commissions payable	223
Accrued expenses	4,996
Total cash used by operating activities	37,217
Cash flows from investing activities:	
Stockholder loan receivable	(47,963)
Total cash provided by financing activities	(47,963)
Net increase in cash	(10,746)
Cash at beginning of year	22,407
Cash at end of year	$ 11,661
Supplemental cash flow information:	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. BUSINESS

Dakota Securities International, Inc. (the "Company"), was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its clearing broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions – Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Property and equipment – Property and equipment are recorded at cost. Depreciation of property and equipment are provided utilizing the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

Commissions and fees –Commissions and fees include revenues generated from transactional fees charged to customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid mutual funds as an incentive to keep assets invested with them over time.

Advertising – Advertising costs are expensed as incurred.

Income taxes - The Company, with the consent of its stockholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company consisting of commissions due from clearing organization, accounts payable, and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

3. Management's Plans Related to Liquidity and Capital Needs

At December 31, 2008, the Company had a deficiency in net capital of $2,700. The Company had net capital of $2,300, which was $2,700 less the required net capital of $5,000.

Managements' plan is to fund the cash requirements in 2009 and to reduce expenditures. Subsequent to year end the stockholders have contributed $7,000 in capital. There is no assurance that the stockholders will be able to provide the required cash.

4. COMMISSIONS DUE FROM CLEARING ORGANIZATION

Commissions due from clearing organization were $5,402 at December 31, 2008.

5. DUE FROM STOCKHOLDER

Advance to stockholder was $53,013 at December 31, 2008. These advances are unsecured.

6. PROPERTY AND EQUIPMENT

At December 31, 2007, property and equipment consisted of the following:

		Estimated useful lives
Equipment	$ 27,766	3-5 years
Furniture and fixtures	13,345	7 years
Leasehold improvements	7,423	3 years
Software	12,877	3 years
	61,411	
Less accumulated depreciation	(31,730)	
	$ 29,681	

Depreciation expense charged to income was $11,056 in 2008.

7. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under Federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to Comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the NASD or the OTS by dissatisfied customers or others and are investigated by such regulators, and any, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

Operating lease

The Company leases office space under a lease that expires September 30, 2010. Aggregate annual base rents at December 31, 2008 were as follows:

2009	$25,512
2010	$19,705

Rent expense including operating expenses was $26,377 for the year ended December 31, 2008.

6. NET CAPITAL REQUIREMENTS AND VIOLATIONS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2008, the Company had a net capital deficiency of $2,700.

7. OFF BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the contract value of the transaction.

Retail customer transactions are cleared through the clearing organization on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing organization may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing organization or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

DAKOTA SECURITIES INTERNATIONAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	98,550
Deductions:		
Non-allowable assets:		96,250
Net capital before haircuts on securities positions		2,300
Haircut		-
Net capital		2,300
Minimum net capital required (6-2/3% of aggregate indebtedness)		984
Minimum dollar net capital required		5,000
Net capital requirement (greater of two minimum requirements)		5,000
Net capital deficiency	$	(2,700)

Aggregate Indebtedness:

Total aggregated indebtedness included in Statement of Financial Conditi	$	14,763
Ratio of aggregated indebtedness to net capital		642%

Reconciliation:

Net capital, per page 10 of the December 31, 2008 unaudited Focus IIA Report, as filed	$	6,434
Net audit adjustments		(4,134)
Net capital, per December 31, 2008 audited report, as filed	$	2,300

DAKOTA SECURITIES INTERNATIONAL, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2008

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Sweeney, Matz & Co., LLC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Dakota Securities International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Dakota Securities International, Inc. for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1600 South Federal Highway, Suite 900
Pompano Beach, Florida 33062
954-782-5507 Fax: 954-782-5515

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control environment, the accounting system and control activities that we consider to be a material weakness as defined above, specifically the Company did not comply with net capital requirements under rule 17a-3(a). Subsequent to year-end, the Company has contributed additional capital to correct the deficiency. We noted no other matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pompano Beach, Florida
February 18, 2009

Sweeney, Metz & Co., LLC